Exhibit 4.14

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

Ayr Strategies Inc. (“Ayr” or the “Company”)

590 Madison Avenue, 26th Floor

New York, New York 10022

Item 2      Date of Material Change

January 14, 2021

Item 3      News Release

Press releases describing the material change were disseminated by Ayr on January 11, 2021, January 12, 2021 and January 14, 2021 through GlobeNewswire and can be found on SEDAR at www.sedar.com.

Item 4      Summary of Material Change

The Company announced the closing of an underwritten overnight marketed offering (the “Offering”) of an aggregate of 4,600,000 subordinate voting shares, restricted voting shares or limited voting shares (the “Offered Securities”) at a price of C$34.25 per Offered Security for total gross proceeds of approximately C$157,550,000, which includes the full exercise of the over-allotment option granted to the underwriters.

Item 5      Full Description of Material Change

5.1        Full Description of Material Change

The Company announced the closing of the Offering of 4,600,000 Offered Securities at a price of C$34.25 per Offered Security for total gross proceeds of C$157,550,000, which includes the full exercise of the over-allotment option granted to the underwriters.

Canaccord Genuity Corp. acted as the lead underwriter for the Offering.

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes.

The Offered Securities were offered in each of the Provinces of Canada, other than Québec pursuant to a prospectus supplement to the Company’s base shelf prospectus dated December 17, 2020 (the “Prospectus”) and in the United States on a private placement basis to “qualified institutional buyers” pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Offered Securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Copies of the Prospectus may be obtained on SEDAR at www.sedar.com and from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1. The Prospectus contains important detailed information about the Company and the Offering. Prospective investors should read the Prospectus and the other documents the Company has filed on SEDAR at www.sedar.com before making an investment decision.

5.2        Disclosure for Restructuring Transactions

N/A

Item 6      Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7      Omitted Information

N/A

Item 8      Executive Officer

Further information regarding the matters described in this report may be obtained from:

Megan Kulick

Head of Investor Relations

Ayr Strategies Inc.

590 Madison Avenue, 26th Floor

New York, New York 10022

(646) 977-7914 or ir@ayrstrategies.com

Item 9      Date of Report

January 14, 2021